May 18, 2018
JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio

Michael Fay

Russell Mancuso

Caleb French

Heather Percival

Re:	Bloom Energy Corporation

Amendment No. 10 to

Draft Registration Statement on Form S-1

Submitted April 27, 2018

CIK No. 0001664703

Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 11 (the “Draft No. 11”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 11, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 11 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Overview, page 1

1.	We note your response to prior comments 1 and 2. If the seven industries mentioned in response 2 of your letter dated March 26, 2018 represent your primary markets, revise your disclosure to make clear the significance of each market to your overall results. Also, if you elect to highlight your customers in your summary, highlight with equal prominence the extent of your reliance on two customers as mentioned on page 66.

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2018

The Company acknowledges the Staff’s comment and advises the Staff that the seven industries listed encompass all of the Company’s present customer deployments and bookings. The Company revised its disclosure on pages 2 and 133 to make clear that these are all of the industries that the Company presently serves.

In addition, the Company acknowledges the Staff’s comment regarding the prominence of Delmarva Power and The Southern Company as customers. The Company revised its disclosure on pages 1 and 132 to highlight that The Southern Company purchases the Company’s products in order to provide electricity as a service to its end customers’ facilities. Delmarva Power is already highlighted in the disclosure as one of the Company’s largest customers.

Customers are seeking an alternative, page 6

2.	Your revision in response to prior comment 12 appears to explain where you offer turn-key solutions rather than addressing the issue in your disclosure on page 25 regarding electricity produced by your servers not being cost competitive in many geographic markets. Please revise to clarify.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 6 and 142 to link the competitive and predictable cost assertion directly with the areas where the majority of the Company’s products are deployed.

Voting rights, page 12

3.	Where you highlight voting rights in your prospectus, like in this section, disclose the percentage of voting power that your CEO controls due the voting agreement mentioned on page 168.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on pages 13, 43 and 185.

Risk Factors, page 20

4.	Add risk factors to describe how future issuance of the Class B shares may be dilutive to holders of the Class A shares, and to describe any material risk that your multi-class structure may render your shares ineligible for certain stock market indices, adversely affecting share price and liquidity. Also tell us whether you will be a “controlled company” under exchange listing standards, and, if so, whether you will use related exemptions to rules under those standards.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 44. The Company does not intend to issue any shares of Class B common stock in the future, except for those shares which are currently issuable upon the exercise of options, the settlement of RSUs or the other currently outstanding rights to acquire shares of Class B common stock described in the Registration Statement.

Additionally, the Company advises the Staff that, after the closing of the offering, KR Sridhar will not hold more than 50% of the voting power of the Company, nor will the Company be a “controlled company” within the meaning of the New York Stock Exchange rules, and will not be availing itself of any related exemptions.

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2018

Ratable Value of Contacts Accepted in the Period, page 62

5.	We note your revised disclosure in response to prior comment 3. Given the number of acceptances in 2016 and 2017 as disclosed on page 60 and the percentages of such acceptances where revenue was recognized ratably as disclosed in the third paragraph of page 63, please clarify the reasons for the decline in ratable value of contracts accepted in 2017.

The Company acknowledges the Staff’s comment and advises the Staff that the Company modified its disclosures in Selected Consolidated Financial Data on page 66 to highlight that the decline in ratable value of contracts was due to the change in customer preferences for the purchase option chosen, moving away from Bloom Electrons in 2016 to direct purchase in 2017, where revenue is recognized upfront.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.	We note your response to prior comment 4. Please clarify the extent of cost reductions assumed in your existing contracts.

The Company acknowledges the Staff’s comment and advises the Staff that the Company expects to continue its historical rate of cost reduction into the foreseeable future in order to expand into markets with lower electricity costs, while still maintaining its current margins.

Obligations to Lenders, page 76

7.	Please expand your response to prior comment 6 to tell us which sections of which exhibits disclose to investors the financial covenants mentioned in the last full paragraph on page 37 and in the risk factor beginning on page 39.

The Company acknowledges the Staff’s comment and advises the Staff that the relevant financial covenants will be disclosed in Articles 9 and 10 of Exhibit 10.16 and Sections 3 and 4 of Exhibit 10.22. The Company further advises the Staff that it intends to file updated versions of these exhibits without any redactions to the financial covenants within such provisions; the Company will separately submit an updated response to the Staff in connection with the Company’s confidential treatment request. In that letter, the Company will withdraw its request for redaction of any previously redacted areas relating to the above-referenced financial covenants.

Customer Case Studies, page 131

8.	We note your revised disclosure in response to prior comment 1 indicating that the disclosed case studies represented the “typical benefits . . . received by these customers.” Please clarify how you chose which customers to highlight from among your “top ten,” and whether the disclosed results are typical of the results of all of your customers.

The Company acknowledges the Staff’s comment and advises the Staff that the case studies were selected out of the Company’s top ten customers to illustrate different types of deployments across multiple industries and geographies. However, the Company advises the Staff that the case study results are typical benefits for all of the Company’s customers, not merely those highlighted in the case studies, as explained in more detail in the disclosure in the “Our Value Proposition” section starting on page 136.

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2018

Facilities, page 145

9.	Please tell us why this section does not address the facility mentioned in the addition on page F-63, whether the move or new lease involve material new expenses, and which exhibit represents the lease for the new facility.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 155 and has filed the lease agreement for the new facility as Exhibit 10.29. The Company does not anticipate that the expenses involved with moving or the new lease will be material to the Company.

Principal Stockholders, page 167

10.	Please disclose each beneficial owner of more than five percent of each class of your voting securities as required by Regulation S-K Item 403(a).

The Company acknowledges the Staff’s comment and advises the Staff that, prior to the closing of the initial public offering, no shares of the Company’s Class A common stock will have been issued. Accordingly, the disclosure relating to the beneficial ownership of Class B common stock prior to the offering provides a comprehensive list of the holders of more than five percent of the Company’s voting securities. The Company advises the Staff that the additional columns of Class A common stock and Class B common stock outstanding after giving effect to the offering will be calculated for each class of common stock separately, pursuant to Item 403(a), and the related five percent holder disclosure will be updated accordingly when such information is known.

11.	We note the revised disclosure in footnote 2 to the table on page 168 which indicates that one stockholder will have voting power over other stockholders’ shares. However, the number of shares owned in the table remains the same as in your previous amendment. Please reconcile your disclosures.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 180 to provide an additional row of disclosure indicating the shares over which KR Sridhar will hold voting control pursuant to the voting agreements, in addition to the shares which he beneficially owns in his individual capacity.

Voting Agreements, page 177

12.	Please disclose when the agreements expire.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 185 accordingly.

13.	If the agreements have been entered into as disclosed, please tell us why exhibit 4.26 is filed as a “form” with blanks. See Instruction 2 to Regulation S-K Item 601.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the Registration Statement to indicate that Exhibit 4.26 will be filed by amendment, as the Company is in ongoing discussions about the voting agreements. The Company further advises the Staff that the Company will subsequently file an updated version of Exhibit 4.26 with a schedule identifying the material details of each voting agreement executed, consistent with Instruction 2 to Regulation S-K Item 601, at such time as the identities of all holders executing a voting agreement prior to the launch of the offering are known.

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2018

14.	Identify the “certain holders” mentioned in the last bullet point on page 193.

The Company acknowledges the Staff’s comment and advises the Staff that the “certain holders” referred to on page 206 are long-tenured employees of the Company, most of whom hold options which will expire during the term of the lock-up agreement. None of the holders referenced on page 206 are directors, officers or five percent holders of the Company’s securities or parties related thereto.

Item 15. Recent Sales of Unregistered Securities, page II-2

15.	Please revise the last paragraph of this Item to address the transactions mentioned in section (6) of your disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page II-4 accordingly.

Item 16. Exhibits

16.	Please file all agreements required to be filed under Regulation S-K Item 601(b)(10)(iii). We note, for example, the agreement with Mr. Griffiths, the agreements disclosed in the third sentence of the last paragraph on page 155, and the consulting agreement mentioned in footnote 2 to the table on page 153.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has filed Mr. Griffiths’ offer letter and General Powell’s consulting agreement as exhibits 10.30 and 10.31, respectively. In addition, the Company advises the Staff that the agreements referenced on the third sentence of the last paragraph on page 166 will be filed by amendment.

17.	Given your disclosure on page F-36, it is unclear why you do not include the agreements related to PPA V. Please advise.

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not consider the agreements related to PPA V to be material. The disclosure on page F-37 sets forth an illustrative presentation of detailed terms related to each of the PPA entities for completeness. However, the Company analyzes the materiality of its individual PPA entities from a consideration of each entity’s revenues, as well as ongoing financial obligations and its percentage of our total installed base (in megawatts).

The Company does not believe that the agreements relating to PPA V constitute “material agreements” under Item 601(b)(10) of Regulation S-K. PPA V represented less than 10% of the Company’s revenues in each of the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, and the Company anticipates that this percentage will decrease over time. Likewise, costs of supporting PPA V represent significantly less than 10% of the Company’s costs. The installed units for PPA V customers is the newer-generation of Energy Servers, which have lower ongoing maintenance costs than the maintenance required for older generations of installed servers, such as those deployed in PPA II. Furthermore, the Company has no ongoing commitment to make investments in PPA V, other than normal operating costs and

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2018

production insurance. Moreover, although PPA V represented approximately 12% of the Company’s total deployed base as of March 31, 2018 (37 megawatts out of a portfolio of 312 megawatts), the Company anticipates that this amount will decrease to approximately 11% in the second quarter of 2018, and below 10% by the end of 2018. As a result, the Company does not view the agreements relating to PPA V as material agreements.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq.
Michael Shaw, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.